[ LETTERHEAD OF REGISTRANT ]

                                  June 7, 2005

VIA EDGAR AND UPS RED
---------------------

Gary Todd, Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                  Re:      Imaging Diagnostic Systems, Inc.
                           Form 10-K for the Fiscal Year Ended June 30, 2004 Filed September 17, 2004
                           Quarterly Report on Form 10-Q for the period ended December 31, 2004
                           File No.:  000-26028


Dear Mr. Todd:

         In connection with the review of the above-captioned Form 10-K and Form 10-Q for Imaging Diagnostic Systems, Inc. (the "Company"), we are responding to your comments set forth in your letter dated April 7, 2005, to Allan L. Schwartz, Executive Vice President and Chief Financial Officer of the Company, which was received in our office by Fax on April 8, 2005. We have enclosed the following documents to assist you in expediting our review:

     1.   This cover letter
     2.   Original letter containing supplemental information - Confidential
          Version
     3.   Copy of letter containing supplemental information - Redacted Version
     4.   Copy of FOIA Confidential Treatment Request Letter
     5. Marked copy of Amendment No. 1 to our Form 10-K showing changes from their filing date (without exhibits)
     6. Marked copy of Amendment No. 1 to our Form 10-Q showing changes from their filing date (without exhibits)

This cover letter, the redacted supplemental information letter and our amended Form 10-K and Form 10-Q have been filed with the Commission via EDGAR earlier today.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results
        -----------------------------------------------------------------------
        of Operations - Page 27
        -----------------------

Results of Operations - Page 27
-------------------------------

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Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 2

Balance Sheet Data - Page 28
----------------------------

     1. We have revised our MD&A to expand our discussion and quantify significant factors where the result in each line item has been impacted by more than one factor.

     2. We have revised our MD&A to more fully describe our inventory, which consists of raw materials, work in process and finished goods. We have also revised Note 5, "Inventories," to conform to these three categories. Our raw materials consist of parts, most of which are not readily available because of long lead times from manufacturers or distributors, and custom fabricated parts and assemblies, which always have a long lead-time. Examples of some of our costly parts and assemblies which have long-lead times are laser diodes, custom aluminum frames, precision machined parts, custom fiberglass enclosures, and custom printed circuit boards.

          As a medical device manufacturer, we must adhere to very high standards of control and quality assurance. Our sole product, the CTLM(R), is a CT scanner, which, when completed, must undergo extensive in-house inspection and testing. We have revised our disclosure to include "completed units under testing" as a component of work in process. Once inspection and testing of a CTLM(R) has been completed, it will be deemed finished goods.

          All of the current inventory consisting of raw materials and work in process will, during the normal course of manufacturing the CTLM(R), result in finished goods available for sale. We are in the process of international globalization and have appointed distributors to sell our product and have placed systems for demonstration and clinical collaboration to create awareness of our product. All of these systems will be available for sale and the carrying costs of these systems have been and will continue to be written down to the lower of cost or market on a quarterly basis. We expect to recover our investment because the CTLM(R) is new technology and is currently the only CT scanner dedicated to breast imaging capable of producing three dimensional images using a laser beam instead of ionizing X-ray. Our international marketing program is underway and we have reported the sale of three CTLM(R) systems in the quarter ending March 31, 2005. We had ramped up our inventory of finished goods during the fiscal year ended June 30, 2004, because we were anticipating more sales in China, which did not occur, and we expected during that fiscal year to receive FDA approval to sell the CTLM(R) system in the U.S. market.

          We have revised our MD&A to disclose that some CTLM(R) systems in finished goods will be used as demonstrators or for clinical collaboration and at the conclusion of the demonstration or clinical collaboration period may be sold at reduced prices. Raw materials used for research and development or other purposes are expensed and not included in inventory. We have revised our disclosure in conformance with SAB Topic 5-BB to include our end of quarter methods and procedures to write down our carrying costs of inventory based on its

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 3

          utility, physical obsolescence, changes in price levels or other causes. We have expanded our disclosure to explain why we believe our inventories are recoverable.

     3. We have revised our MD&A, Item 7 to include a section on Critical Accounting Policies pertaining to inventory.

     4. We have revised our disclosure to include "completed units under testing" as a component of work in process and added finished goods as a new component. All units, whether completed and undergoing final testing in our factory or finished goods, are units available and held for sale. The CTLM(R) is a production unit manufactured by our Company and is currently being sold in the International market. Any new designs, construction and testing of pre-production prototypes and models would be expensed as Research and Development in accordance with FAS 2, paragraph 9.

Financial Statements - Page 35
------------------------------

     5. We have revised our Form 10-K to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Statement of Cash Flows - Page F-14
-----------------------------------

     6. We have corrected the typographical errors in the placement of brackets in the working capital liability line items in our Statement of Cash Flows. These revisions will present our cash flows in accordance with FAS 95.

     7. We have revised our cash flow statement to reflect the "Inventory valuation adjustment" as a reconciling item to net loss and the inventory change has now been reflected as a cash outflow.

     8. We have corrected the typographical errors of duplicating the entry of $492,701 in both the cash and non-cash sections regarding proceeds from exercise of stock options by deleting the non-cash entry. We have revised our cash flow statement to comply with the requirements of FAS
          95. Further details are provided in a supplemental response.


Note 2(b) Revenue Recognition - Page F-17
-----------------------------------------

     9. A supplemental narrative is provided regarding our policies and procedures for sales and matters pertaining to revenue recognition.

     10. An additional supplemental response is provided regarding our policies, terms and conditions with our distributors. We have expanded the disclosure of our revenue recognition policy in note 2(b) to clarify our conformance to the guidance provided in SAB 104.

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 4

Note 2(e) Prototype Equipment - Page F-18
-----------------------------------------

     11. Our initial pre-production models were manufactured one at a time by our engineering group and, upon completion, were deemed prototypes because they were original models and were to set the standard for future production. They were not expensed as a period cost to research and development because they were full-scale fully functional units to be used as demo units to gather indications of interest from the medical community. From 1994 to 1998, it was management's opinion that prototypes could be sold after the demonstration period. Richard J. Grable, our late co-founder, invented the first CT laser breast scanner in 1989. There already existed a basis in science for Computed Tomography (CT) dating back to 1972 and published scientific literature supported the use of lasers in medical optical imaging. These combined facts were pervasive evidence that technological feasibility was established prior to our manufacture of the units thus supporting the capitalization of the pre-production models as prototypes. It was also management's opinion that the pre-production models could not be deemed inventory because they were made one at a time, the design was not finalized and we had not obtained the initial approvals from UL, ISO or CE.

          A chronology was presented in Note 2 (e) "Prototype Equipment" disclosing that certain items in the prototypes were re-classed to research and development expense and computer and lab equipment. During the fiscal year ended June 30, 1998, a decision by management was made to re-class various pre-production units available for sale to inventory and the remaining costs were expensed to research and development. Any costs associated with new design or development were and currently are being expensed to research and development in accordance with FAS 2. We have revised note 2 (e) "Prototype equipment" in our amended 10-K as it no longer has relevance in the presentation of our financial statements.

Note 2(m) Intangible Assets - Page F-21
---------------------------------------

     12. The useful lives of our UL and CE approvals, which were obtained through the use of outside consulting firms, are infinite. We determined that the costs associated with obtaining these initial approvals for our CTLM(R) Model 1020 represent a core expenditure having an infinite life. The costs associated with maintenance fees, upgrades or inspection fees are expensed as period costs. We have expanded our disclosure in note 7 "Other Assets", to include relevant information as provided in the guidance of FAS 142. Further disclosure regarding these approvals has been included in our supplemental response.

     13. We have provided our rationale as to why our UL and CE approvals are intangible assets in a supplemental response.



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Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 5

     14. The core costs of obtaining the initial UL and CE approvals have an infinite life, and intangible assets having an infinite life are not amortized at the point of acquisition or subsequent to point of acquisition in accordance with the guidance of FAS 142. We have faithfully followed the guidance provided in a paradigm, Figure 23-1:
          Summary of Accounting for Intangible Assets by FAS-142, in which questions are asked relative to infinite life, asset impairment and whether assumption of infinite life is still valid. For the fiscal year ended June 30, 2004, we determined that our assumption of infinite life was still valid. Thus, the intangible asset was not subject to amortization. This intangible asset is tested for impairment annually, and should it be deemed impaired, the scope of its impairment will be determined and the appropriate charge to expense will be recorded.

Note 4. Going Concern - Page F-24
---------------------------------

    15. We have revised our Going Concern disclosure to further explain that, while we have commenced our planned principal operations, we are a development stage enterprise because we have not yet produced significant revenues. FAS 7 does not provide guidance on what constitutes "significant" revenue; therefore, we must use our judgment in determining whether our Company is a development stage enterprise. In accordance with the guidance provided in FAS 7, par. 9, we deem ourselves a development stage enterprise because:
          1.   Our revenues are very small relative to our cash requirements.
          2. We rely on our Fourth Private Equity Credit Agreement for raising capital.
          3. We are developing markets through the appointment of international distributors.
          4. We are training distributors in the sales and service of our product.

          We would be able to exit FAS 7 reporting upon having sufficient revenues for two successive quarters where we would not have to utilize our Fourth Private Equity Credit Agreement or other financing for capital to cover our quarterly operating expenses.

Note 9. Other Current Liabilities - Page F-27
---------------------------------------------

     16. We have explained the nature and origin of the accrued liability and the accounting theory used in recording the accrued compensation as a liability for stock options. We have added a footnote to note 9 "Other Current Liabilities" clarifying our disclosure. We are adopting FASB's Statement of Financial Accounting Standards No. 123R commencing with our fiscal year beginning July 1, 2005.


Note 14. Income Taxes - Page F-31
---------------------------------

     17. We have revised note 14 to include additional disclosure to state that there is no limitation as to the utilization of the net operating losses in future years


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Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 6

          resulting from issuance of additional common stock during the fiscal year ended June 30, 2004. We have provided further explanation in a supplemental response.


Item 9A. Controls and Procedures - Page 36
------------------------------------------

     18. We have revised our disclosure of Controls and Procedures in Item 9A in accordance with Item 307 of Regulation S-K and have amended our filing to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report.

     19. We have revised our disclosure in accordance with Item 308(c) of Regulation S-K. In this regard we have added "...that occurred during our fourth fiscal quarter...".

Exhibits 31.1 and 31.2
----------------------

     20. We have revised our certifications filed as Exhibits 31.1 and 31.2 to the exact form prescribed by Item 601(b)(31) in Regulation S-K. These revised certifications are filed with our amended Form 10-K and Form 10-Q for the quarter ending December 31, 2004.


Form 10-Q for the Quarterly Period Ended December 31, 2004


Item 2. Management's Discussion and Analysis of Financial Condition and Results
        -----------------------------------------------------------------------
        of Operations - Page 9
        ----------------------

     21. We have revised our disclosure to explain the reasons for changes in our expense categories. This explanation is presented in our Results of Operations and states that we have changed the format of our management discussion and analysis of financial condition and results of operations (MD&A) to better disclose and discuss the three most significant categories of expenses, i.e., general and administrative (G&A), research and development (R&D), and sales and marketing (S&M). We have quantified and discussed each significant factor within each of these expense categories. We have further disclosed the other expense items that are included in each of the three most significant categories of expenses.


Item 4. Controls and Procedures - Page 12
-----------------------------------------

     22. We have revised our disclosure to include the language required by Exchange Act Rule 13a-15(e).

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 7

     23. We have revised and expanded our disclosure to comply with Item 307 and to incorporate the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e).

Imaging Diagnostic Systems, Inc. (the "Company"), acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings made in response to this comment letter. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Allan L. Schwartz

Allan L. Schwartz
Executive Vice President
And Chief Financial Officer

Enclosure

c:   Timothy B. Hansen, CEO
     Patrick J. Gorman, Chairman, Audit Committee
     Barry A. Fink, CPA
     Robert B. Macaulay, Esq.